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May 22, 2024

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Finance

Washington, DC 20549

Attention:	Mr. Tyler Howes
Ms. Laura Crotty
Ms. Christine Torney
Ms. Lynn Dicker

Re:	Invizyne Technologies Inc.
Amendment No. 2, to Registration Statement on Form S-1
File Date: April 17, 2024
Amendment No. 3 file date: May 22, 2024
File No. 333-276987

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 30, 2024, commenting on Amendment No. 2, to the registration statement on Form S-1 (“Form S-1”), of Invizyne Technologies Inc. (the “Company”), which was filed on April 17, 2024.

I am responding on behalf of the Company, as its counsel, to the comment letter. The response format sets forth the Staff comment followed by the response thereto of the Company.

Amendment No. 2 to Registration Statement on Form S-1

Business

Current Lead Applications of SimplePath

Drug Discovery - Cannabinoids as APIs, page 37

1. Please revise here, and wherever else you discuss therapeutic applications of your cannabinoid APIs, to clarify that such applications may be considered drug products and will need to undergo clinical testing and receive FDA approval prior to commercialization in the United States.

RESPONSE:

At page 39 of the prospectus included in Amendment No. 3 to the registration statement, there has been added to the section “Drug Discovery – Cannabinoids as APIs” the following statement: “Any of the compounds that are produced and deployed in connection with therapeutic uses as active components of pharmaceuticals will be subject to clinical testing and required FDA approval and other FDA regulation prior to commercialization in the United States.” Additionally, in two other locations where there is reference to drug therapeutics for cannabinoids there has been reference to these being subject to FDA approval and regulatory compliance.

Securities and Exchange Commission May 22, 2023 Page 2

2. We note your response to prior comment 24. However, we do not note any corresponding revisions responsive to this comment. For example, you continue to state that your candidates will be able to be developed “more efficiently” on page 37. Please remove any implication that you will be able to “more efficiently” develop your cannabinoids.

RESPONSE:

On page 37 of the prospectus included in Amendment No. 2, the reference to “more efficiently” has been removed from the relevant paragraph in the prospectus included in Amendment No. 3.

Key terms of the license agreement with UCLA, page 41

3. We note your response to prior comment 28 and reissue in part. Please disclose the aggregate amount of all payments made to date under your licensing agreement with UCLA. To the extent no payments have been made pursuant to this agreement, revise to state this fact.

RESPONSE:

The aggregate of payments made to the Regents of UCLA in connection with our license agreement with the Regents, from 2019 to March 31, 2024, has aggregated $308,261. This amount has been added to the discussion of the license agreement with the Regents.

Management, page 45

4. Please disclose the qualifications, attributes or skills that led to the conclusion that James J. Lalonde should serve as an independent director. Refer to Item 402 of Regulation S-K for guidance.

RESPONSE:

The following statement has been added to the biography of Dr. Lalonde in the prospectus in satisfaction of Item 402 of Regulation S-K: “The Board believes that Dr. Lalonde’s extensive scientific background, which includes experience of synthetic biology, genome engineering and protein engineering, and his participation in start up enterprise management, qualifies him to be a member of our Board.”

Lock-up Agreements, page 59

5. Please revise this section to explicitly state that the selling shareholder, MDB Capital Holdings, LLC, will be able to resell their shares during the 180 day lock-up period.

RESPONSE:

The section on Lock-Up Agreements, and all the other sections concerning the lock up arrangements have been reviewed, and all those sections have been clarified to indicate the lock up situation between the Company and MDB Capital Holdings, LLC. In sum, MDB Capital Holdings, LLC will not be subject to a lock up agreement. There has also been clarification added throughout the prospectus that if there is no approval of the listing of the Common Stock on Nasdaq or the initial public offering of the Company is not consummated, then the Company will withdraw the registration statement in which is included the resale prospectus for the shares of Common Stock held by MDB Capital Holdings, LLC, thus preventing MDB from making a public distribution of its shares of Common Stock being registered. Furthermore, MDB Capital Holdings, LLC has agreed not to make any sales of its registered shares of Common Stock prior to the consummation of the initial public offering by the Company.

Securities and Exchange Commission May 22, 2023 Page 3

General

6. We note that the resale offering may proceed whether or not the company’s shares are approved for listing on Nasdaq. We also note that the resale offering is not conditioned upon the closing of the firm commitment primary offering, which means that it may proceed simultaneously with the primary offering or without the primary offering occurring. Please revise the alternate pages to discuss all potential outcomes for the resale offering and their attendant consequences to shareholders. Specifically, add risk factor disclosure discussing the risks to investors arising from the resale offering proceeding without the firm commitment primary offering and any risks related to the two offerings occurring simultaneously. Your revisions should also discuss the potential impacts of the resale offering proceeding before receiving, or without receiving, Nasdaq listing approval, such as the impact to liquidity and where you will seek quotation of your shares.

RESPONSE:

In consultations between the Company and the selling shareholder, MDB Capital Holdings, LLC, it has been determined that if there is no listing of the shares of Common Stock on Nasdaq or the initial public offing by the Company is not consummated, then the offering by the selling shareholder will not take place by reason of the fact that the Company will withdraw the registration statement in which is included the resale prospectus for the shares of Common Stock held by MDB Capital Holdings, LLC. In the event of the initial public offering being consummated, the selling shareholder has agreed that it will not make any offering of its securities prior to the closing of the initial public offering by the Company through Public Ventures.

The above points have been added to the initial public offing prospectus of the Company and the selling shareholder prospectus. Additionally, there has been a risk factor added to the initial public offering prospectus indicating the effect of MDB Capital Holdings, LLC distributing its shares and similar disclosure in other places in the Company offering prospectus and selling shareholder prospectus.

Because MDB Capital Holdings, LLC will not be proceeding to make a public offering of it holdings of Common stock of the Company, due to its agreement for the withdrawal of the registration statement if there is no listing or initial public offering by the Company, there is no need for a risk factor in the selling shareholder prospectus about its offering if there is no initial public offering. Nonetheless, there is comparable disclosure on the cover of the selling shareholder prospectus.

7. We note your response to prior comment 40 and your newly included statement that MDB will offer the shares being sold at a fixed price of $4.00 “until a bona fide public market is established.” We also note that the offer and sale of the common stock by MDB is not dependent on the Nasdaq listing and that MDB is the parent company of the company. With these facts in mind, please tell us how you intend to comply with Rule 415 of the Securities Act of 1933.

RESPONSE:

It is the Company’s position that the portion of the registration statement that pertains to the selling shareholder is entitled to the permitted continuous sale provision of Rule 415(a)(1)(i), which states in part “Securities which are offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary or the registrant or a person of which the registrant is a subsidiary;”

The selling shareholder has held the common shares being registered for resale pursuant to a funding agreement entered into on April 17, 2019, for its investment funding of $5,000,000 and a related warrant agreement of even date to purchase shares of common stock. It has been a long term investor with respect to the shares being registered, given it has held the shares for more than five years as of the date of this response letter. The sale by selling shareholder is not as a conduit for the funding of the Company, given the long term hold of the shares being registered for resale.

Securities and Exchange Commission May 22, 2023 Page 4

The selling shareholder, if it sells any shares, will be doing so for its own account and therefore for the benefit of its own shareholders. The selling shareholder, pursuant to the selling shareholder prospectus, even has the option of distributing the share being registered directly to its own shareholders.

The Company, Invizyne, at the time of any potential sale by the selling shareholder under the selling shareholder prospectus, will not then be a subsidiary of the selling shareholder. After the sale of the underwritten shares by the Company, the selling shareholder will be only a 45.45% shareholder of the Company, on an actual outstanding share ownership basis, and a 47.38% shareholder of the Company on a beneficial share ownership basis. [See SEC Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, D. Rule 415, #10: a 55% majority owner could not avail itself of Rule 415 to sell the shares of the subsidiary.] Therefore, the Company will no longer be accounted for by the selling shareholder as a consolidated subsidiary in the selling shareholders financial statements, and therefore should be able to take advantage of Rule 415(a)(1)(i).

Furthermore, demonstrating the management differences of the Company from that of the selling shareholder, (i) the management of the Company has been expanded to include the officer personages of Mr. Heltzen, CEO, Mr. Nawaz, CFO, Mr. Burns, Executive Vice President Energy Transition, and Mr. Karl, Vice President and Head of Business Development, along with founders of the Company, Messrs. Korman, and Opgenorth, and (ii) the addition of Messrs. Bell and Lalond as independent directors.

Overall, because the selling shareholder has been a long term investor, and the Company after the underwritten offering will not be a consolidated subsidiary of the selling shareholder, the selling shareholder is entitled to use the continuous offering benefits of Rule 415.

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Michael Heltzen,
Chief Executive Officer

Mr. Mo Hayat,
President